United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.  3

Under the Securities and Exchange Act of 1934

Rocky Shoes & Boots, Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

774830103 (CUSIP Number)

Thomas G. Berlin
37500 Eagle Road Willoughby Hills, OH 44094
(440) 951-2655
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2003
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF, PF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		0
Beneficially
Owned By Each		8	Shared Voting		170,119
Reporting Person
With			9	Sole Dispositive	0

			10	Shared Dispositive	170,119

11	Aggregate Amount Beneficially owned		170,119

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 4.0%

14	Type of Reporting Person	IA, IN, OO




Item	1.	Security and Issuer


CUSIP	774830103

Rocky Shoes & Boots, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

(740) 753-1951


Item 2. Identity and Background.
No change from Amendment No. 2.


Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Jack Cover and Jim George Shares (as defined in Item 4) were purchased using funds of certain of the Reporting Person's advisory clients other than Berlin Capital Growth, L.P.

TGB Shares (as defined in Item 4) were purchased using the Reporting Person's own funds.


Item 4. Purpose of Transaction.

The Reporting Person purchased and sold certain shares (the " Capital Shares ") in his capacity as the managing member of the General Partner of Berlin Capital Growth,
L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares (the "Jack Cover and Jim George Shares") in his capacity as an investment adviser to, and for the accounts of, the Jack Cover IRA and Jim George, each of which is an advisory client of the Reporting
Person. Client Shares were purchased and sold solely for investment purposes in the amounts indicated below.

The Reporting Person purchased and sold certain shares (the "TGB Shares") for his own account and solely for investment purposes.


Item	 5.	  Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 170,119 shares or 4.0 % of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		      0				0%
Shared Voting Power 		170,119				4%
Sole Dispositive Power		      0				0%
Shared Dispositive Power	170,119				4%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 122,120 shares; Jim George 47,999 shares; Jack Cover IRA 0 shares.

The address of Berlin Capital Growth, L.P. is c/o the Reporting Person. The address of each other person that shares beneficial ownership with the Reporting
Person is set forth below. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


Jim George						Jack Cover
19634 Westchester Dr.				2518 Chagrin Drive
Clinton Twp., MI 48038-6415			Willoughby Hills, OH 44094

(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.


Jack Cover Shares








Date			Shares	Price Per Share	Sold or Bought
5/15/2003		-677		9.26			S
6/9/2003		-1,000	9.54			S
6/10/2003		1,000		9.07			B
7/2/2003		-2,993	9.71			S
7/14/2003		-300		10.2			S
7/15/2003		-1,200	10.23			S
7/16/2003		1,000		9.85			B
7/21/2003		3,000		9.46			B
7/25/2003		-1,000	10.35			S
7/29/2003		1,000		9.94			S
7/30/2003		-1,000	10.34			S
8/18/2003		-1,000	10.91			S
8/19/2003		-50		11.51			S
8/20/2003		-1,000	11.56			S
9/9/2003		1,000		11.1			B
9/30/2003		700		11.08			B
9/30/2003		-1,000	11.54			S
10/7/2003		-2,000	12.12			S
10/14/2003		800		11.95			B
10/17/2003		-2,000	12.94			S
10/28/2003		-1,000	14.02			S
10/29/2003		-2,000	15.51			S
11/4/2003		-399		16.56			S


JIM GEORGE SHARES




11/4/2003		-1000		16.80			S
11/4/2003		-20000	16.51			S
11/4/2003		-1601		16.56			S
11/5/2003		-40000	18.23			S
11/5/2003		-6000		18.07			S
11/5/2003		-1000		17.72			S




TGB SHARES



7/31/2002		2,000		4.95		B
8/2/2002		8,000		4.8		B
8/8/2002		1,300		4.55		B
8/20/2002		200		4.55		B
8/28/2002		500		4.55		B
9/25/2002		-2,000	4.63		S
10/7/2002		3,600		4.99		B
10/14/2002		200		4.25		B
12/27/2002		-400		5.27		S
1/2/2003		-177		5.27		S
1/14/2003		400		5		B
1/17/2003		-3,000	5.51		S
1/21/2003		-900		5.73		S
1/24/2003		1,050		5.44		B
2/6/2003		-1,000	5.22		S
2/6/2003		3,000		5.11		B
2/11/2003		-3,000	5.54		S
2/12/2003		1,700		5.35		B
2/12/2003		-100		5.69		S
2/13/2003		2,000		5.18		B
2/18/2003		-1,000	5.35		S
2/19/2003		-5,000	5.85		S
2/26/2003		-1,000	6.39		S
3/7/2003		-2,000	6.68		S
3/10/2003		-2,000	7.08		S
3/11/2003		600		6.83		B
3/12/2003		1,000		6.83		B
3/18/2003		1,000		6.43		B
3/18/2003		2,000		6.53		B
3/20/2003		500		6.24		B
3/28/2003		-2,000	6.8		S
3/31/2003		-500		6.95		S
4/1/2003		-1,000	6.95		S
4/2/2003		-300		7.19		S
4/3/2003		-1,000	7.16		S
4/7/2003		1,000		6.8		B
4/8/2003		1,000		6.6		B
4/21/2003		-600		6.93		S
4/22/2003		-800		6.93		S
4/23/2003		-6,000	7.47		S
4/23/2003		-3,000	7.35		S
4/24/2003		2,800		7.61		B
4/24/2003		-1,600	8.26		S
5/2/2003		-1,000	8.23		S
5/7/2003		-2,000	8.6		S
5/9/2003		-400		9.03		S
5/9/2003		-1,000	8.99		S
5/15/2003		-323		9.26		S




CAPITAL SHARES


9/5/2002		505		4.33		B
9/6/2002		300		4.33		B
9/9/2002		200		4.33		B
9/10/2002		1,495		4.33		B
9/11/2002		100		4.18		B
10/1/2002		-1,500	4.8		S


d)	Not Applicable.

e)	The Reporting Person ceased to be a beneficial
owner of more than 5 % of Rocky Shoes & Boots,
Inc. common stock on November 5, 2003


Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to the
Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P.
Those net assets include any
proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	January  21, 2004


/s/
Thomas G. Berlin